Mail Stop 3561

September 15, 2009

Richard Leeds
Chairman and Chief Executive Officer
Systemax, Inc.
11 Harbor Park Drive
Port Washington, New York 11050

Re: Systemax, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 18, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 30, 2009
File No. 001-13792

Dear Mr. Leeds:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Risk Factors, page 10

1. The majority of the subheadings in your risk factors section are too vague and generic to adequately describe the risk that follows. For example, you use the

subheadings "Competitive pressures could harm our revenue and gross margin", "State and local sales tax collection may affect demand for our products", "We are dependent on third-party suppliers", "Rebate processing" and "Our income tax rate and the value of our deferred tax assets are subject to change." Please revise your subheadings to reflect the risk you are describing in the accompanying text and explain why the risk is one of which investors should be made aware. As a general rule, your subheadings should work only in your filing. If they are readily transferable to other companies' filing, they are probably too generic.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Financial Condition, Liquidity and Capital Resources, page 28

2. Please expand your discussion of liquidity and capital resources beginning on page 28 to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note your risk factor on page 10 stating that current economic conditions may result in a decrease in spending in the categories of products you sell, but you provide no further analysis of this trend the effects it may have. Discuss whether you expect the trend to continue and how it may impact your plans to expand, your available liquidity, or any other factors. Please provide similar additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

- Economic or industry-wide factors relevant to your company,
- Material opportunities, challenges, and
- Risk in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Results of Operations, page 25

3. Please tell us what consideration you gave to providing a segmental analysis of results of operations below net revenues. In this regard, to the extent that a reportable segment contributes, or is expected to contribute in the future, in a materially disproportionate way to your profitability, we believe that you should provide a segmental analysis of your measure of segmental profit or loss. For

example, while your Software Solutions segment has recognized an immaterial amount of net sales over the annual years presented, your disclosures in footnote 10 on page 55 indicate that the segment incurs significant operating losses that are reducing the operating income generated by your other segments. As another example, we note that the operating margin (operating income or loss as a percentage of net sales) decreased for your Technology Products segment in 2008 but increased for your Industrial Products segment in 2008, reflecting different trends in these segments, and we note that the operating margins for these segments are significantly different from each other. Your current analysis of results does not highlight the fact that these segments have significantly different operating margins, nor does it clarify whether the difference in operating margins results from a significant difference in gross margin or whether the gross margins are similar but the difference results from significantly different allocation of selling, general and administrative expenses. Since your segments exhibit different trends in their profitability, it is unclear to us that an analysis of your expenses at the consolidated level meets the objective of providing your investors with information about known trends and uncertainties that are having a material effect on your results or explaining management's view of the implications and significance of the underlying factors causing these trends so that readers can ascertain the likelihood that past performance is indicative of future performance. Please refer to Item 303 of Regulation S-K and to Section III of our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm, and advise.

Exhibits 31.1 and 31.2, Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

4. Please revise your certifications to appear exactly as set forth in Item 601(b)(31) of Regulation S-K. For example, we note that you deleted the parenthetical statement in section 5 and replaced the word "control" with "controls" in subsection 5(b), and in your Form 10-Qs for the fiscal periods ending March 31, 2009 and June 30, 2009 you replaced the word "those" with "these" in subsection 4(a) and deleted a parenthetical statement in subsection 4(d). We also note that the identification of the certifying individual at the beginning of the certification includes the individual's title. This should be revised so as not to include the individual's title.

Definitive Proxy Statement on Schedule 14A

Transactions with Related Persons, page 11

5. We note your indication that your corporate approval policy requires related party transactions to be approved by the Company's Audit Committee as well as the Company's CEO, CFO and General Counsel. Please revise your disclosure to

describe your policies and procedures for review, approval, or ratification of related party transactions. Refer to Item 404(b) of Regulation S-K.

Executive Compensation, page 13

Compensation Discussion and Analysis, page 13

Elements of our Executive Compensation Programs, page 13

Base Salary, page 14

6. We note your statement in the second full paragraph on page 14 that you conduct a subjective assessment of your competitors' salaries and an objective assessment of comparable company salaries in determining the base salaries for your executives. To the extent that you engage in benchmarking in arriving at these amounts, please identify the component companies you identified in conducting both your subjective and objective assessments. Refer to Item 402(b)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Cash Bonuses, page 14

7. Please revise to elaborate upon how you arrived at the amount of cash bonuses you determined to pay to each of your named executive officers. You indicate that these amounts are based upon the same factors as base salary, however, it is not clear if any individual performance metrics contributed to the amounts paid or if benchmarking determined the amount paid or other factors.

The Systemax Executive Incentive Plan, page 14

8. We note your discussion on page 15 stating that cash bonus awards made under your Executive Incentive Plan are subject to a participant achieving certain performance goals and/or the Company achieving certain performance goals. It does not appear that you have provided a quantitative discussion of the terms of the necessary goals to be achieved for your named executive officers to earn these cash bonuses. If you omitted this information because you believe it would result in competitive harm, please tell us your reasons. Please also discuss how difficult it will be going forward to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K, and Compliance and Disclosure Interpretation, Regulation S-K, Question 118.04 available on our website at http://www.sec.gov/ divisions/corpfin/cfguidance.shtml. It also appears that you only compensated one of your officers, Gilbert Fiorentino, in 2008 under this plan; please discuss the reasons why you did not make any awards under the plan to your remaining officers.

Compensation Arrangements of the Named Executive Officers, page 17

9. We note that you have entered into compensation agreements with Messrs. Fiorentino and Reinhold that appear to significantly differ from the compensation arrangements for your other named executive officers and these agreements appear to have resulted in significantly higher total compensation for both individuals. Please revise your disclosure to discuss the analysis you conducted and factors you considered in establishing Messrs. Fiorentino's and Reinhold's compensation agreements and how these agreements fit into your overall compensation program. Refer to Item 402(b) of Regulation S-K.

2009 Named Executive Officer Cash Bonus Plan, page 18

10. Please explain how this plan and your Executive Incentive Plan are intended to compensate your named executive officers as they seem to serve similar purposes and, therefore, would appear to be duplicative. Please also explain how you intend to allocate awards between the short- and long-term achievements and what multiple of salary you intend to use and why. Also, confirm that, in future filings, you will disclose the threshold, target and maximum goals related to the objective performance-based criteria you mention here.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3550 or Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director